SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG _____ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 17, 2021

VIA EDGAR

Mr. John Stickel

Ms. Susan Block

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)

Registration Statement on Form F-1

Dear Mr. Stickel, Ms. Block, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated June 16, 2021 on the Company’s Amendment No. 1 to registration statement on Form F-1 filed on June 7, 2021. In connection with the submission of this letter, the Company has also filed Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibit via EDGAR to the Commission.

The Company respectfully advises the Staff that as the Company has already commenced roadshow, the Company, together with the underwriters, plans to file their joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its timeline.

Comments in Letter Dated June 16, 2021

The Staff’s comments from its letter dated June 16, 2021 are repeated below in bold and are followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

U.S. Securities and Exchange Commission

June 17, 2021

General

1.	Please refer to comment three from our letter dated May 13, 2021 and address the following:

•	Provide the balance sheets of AMTD Digital Investment Holdings Limited (British Virgin Islands), including the respective balance sheets of all of its subsidiaries.

•

Describe how the Company determines whether contributions to Digital Investment Holdings and its subsidiaries represent capital contributions or inter-company receivable/payable balances. To the extent the Company has determined contributions represent inter-company receivables and payables, please describe how payables recorded by Digital Investment Holdings and its subsidiaries will be repaid in the event the investment portfolio suffers losses.

The Company respectfully submits the unconsolidated balance sheets of AMTD Digital Investments Holdings Limited and its subsidiaries.1 See Appendix A for the unconsolidated balance sheets of these entities.

The Company respectfully advises the Staff that the contributions to AMTD Digital Investments Holdings Limited and its subsidiaries are from AMTD Digital Inc. and certain entities within the AMTD Group that are not subsidiaries of AMTD Digital Inc. These contributions represented intercompany receivables and payables instead of capital contributions. This treatment is in line with the generally accepted accounting principles and in accordance with International Financial Reporting Standards. Such contributions by AMTD Digital Inc. were represented as investment securities (i.e., bad assets) in the 40% test calculation of AMTD Digital Inc. in the response dated May 20, 2021.

The investment portfolio of AMTD Digital Investments Holdings Limited and its subsidiaries is managed on a collective basis, and any losses on a particular investment, if suffered by a subsidiary of AMTD Digital Investments Holdings Limited, could be covered by gains earned by another AMTD Digital Investments Holdings Limited subsidiary holding other investments. In the extreme scenario, should the investment securities held by AMTD Digital Investments Holdings Limited and its subsidiaries suffer losses in their entirety, the intercompany payables recorded in the books of these subsidiaries might need to be waived by the counterparties. The Company would like to emphasize that it would be remote to encounter this scenario of losses in their entirety for all investments given the historical performance of the investments.

[1]

These subsidiaries are AMTD Direct Investment I Limited, AMTD Biomedical Investment Limited, AMTD Principal Investment Solutions Group Limited, AMTD Solidarity Fund 1 Pte. Ltd., AMTD Solidarity Fund 2 Pte. Ltd., AMTD Solidarity Fund 3 Pte. Ltd., AMTD Solidarity Fund 4 Pte. Ltd., AMTD Solidarity Fund 5 Pte. Ltd., AMTD Singapore Solidarity Fund Pte. Ltd., AMTD Direct Investment III Limited and AMTD Investment Solutions Limited.

U.S. Securities and Exchange Commission

June 17, 2021

The Company respectfully notes that even if such contributions by AMTD Digital Inc. and certain entities within the AMTD Group that are not subsidiaries of AMTD Digital Inc were treated as capital contributions instead of intercompany receivables and payables, AMTD Digital Inc. would still pass the 40% test under Section 3(a)(1)(C) of the 1940 Act. The fair value of AMTD Digital Solutions Power Pte. Ltd.’s investment securities will increase by approximately HK$335 million in this scenario.2 However, even in such scenario, AMTD Digital Solutions Power Pte. Ltd.’s investment securities would represent only approximately 10% of its adjusted total assets (instead of 3% of its adjusted total assets as reflected in the May 20, 2021 response letter) and still be treated as a good asset for purposes of AMTD Digital Inc.’s 40% test. See Appendices B and C for the revised 40% test calculations of AMTD Digital Solutions Power Pte. Ltd. and AMTD Digital Inc.

Note, however, that in this scenario, the fair value of AMTD Digital Inc.’s intercompany receivables (i.e., a bad asset) would decrease by approximately HK$161 million and the fair value of its equity interests in AMTD Digital Solutions Power Pte. Ltd. (i.e., a good asset) would increase by HK$335 million, which would result in the fair value of AMTD Digital Inc.’s investment securities representing only approximately 4% of its adjusted total assets (instead of 7% of adjusted total assets as reflected in the May 20, 2021 response letter).

[2]

This amount includes intercompany payables owed to other AMTD Group entities (outside of the AMTD Digital Inc. group). The Company has included these intercompany payables to reflect the extreme scenario that AMTD Digital Inc. becomes responsible for all investment losses by AMTD Digital Investments Holdings Limited and its subsidiaries. Note, however, that this amount does not include the intercompany payables of AMTD Digital Investments Holdings Limited, AMTD Direct Investment III Limited and AMTD Investment Solutions Limited. The intercompany payables of AMTD Digital Investments Holdings Limited, AMTD Direct Investment III Limited and AMTD Investment Solutions Limited are mainly owed to other AMTD Group entities (outside of the AMTD Digital Inc. group). In addition, AMTD Digital Investments Holdings Limited, AMTD Direct Investment III Limited and AMTD Investment Solutions Limited do not own any investment securities (other than equity interests in its majority-owned subsidiaries) and thus would not expose AMTD Digital Inc. to investment losses.

U.S. Securities and Exchange Commission

June 17, 2021

Description of American Depositary Shares

Jurisdiction and Arbitration, page 208

2.

Please clarify whether the exclusive forum provision applies specifically to claims under the Securities Act and/or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, revise the risk factor on page 45 to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

The Company respectfully advises the Staff that the exclusive forum provision applies to any legal suit, action or proceeding against or involving the Company, including without limitation claims under the Securities Act and the Exchange Act. In response to the Staff’s comment, the Company has also revised the disclosures on pages 46 and 208 of the Registration Statement.

*    *    *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Robert Lui, Partner, Deloitte Touche Tohmatsu

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Appendix A

AMTD Digital Investments Holdings Limited and its subsidiaries

Statements of Financial Position

As at January 31, 2021

	AMTD Digital Investments Holdings Limited	AMTD Direct Investment I Limited	AMTD Biomedical Investment Limited	AMTD Principal Investment Solutions Group Limited	AMTD Solidarity Fund 1 Pte. Ltd.	AMTD Solidarity Fund 2 Pte. Ltd.	AMTD Solidarity Fund 3 Pte. Ltd.	AMTD Solidarity Fund 4 Pte. Ltd.	AMTD Solidarity Fund 5 Pte. Ltd.	AMTD Singapore Solidarity Fund Pte. Ltd.	AMTD Direct Investment III Limited	AMTD Investment Solutions Limited
	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$	HK$

NON-CURRENT ASSETS
Investment in subsidiaries	31	—	—	—	—	—	—	—	—	27	—	8

	31	—	—	—	—	—	—	—	—	27	—	8

CURRENT ASSETS
Amounts due from group companies	8	8	8	190,954,726	5	5	5	5	5	272,250	10,055,708	1,657,805,943
Prepayments and other receivables	—	—	—	—	—	7,075	—	—	—	—	—	—
Investment securities under Investment Company Act	—	96,979,563	82,132,104	63,634,162	6,202,320	2,232,835	4,221,412	2,882,596	11,452,309	291,170	—	—

	8	96,979,571	82,132,112	254,588,888	6,202,325	2,239,915	4,221,417	2,882,601	11,452,314	563,420	10,055,708	1,657,805,943

CURRENT LIABILITIES
Amount due to AMTD Digital Inc.	(9,713)	(82,415,434)	(77,699,123)	(116,279)	—	—	—	—	—	(293,775)	—	(63,067)
Amounts due to group companies out of AMTD Digital group	(18,949)	(40,790)	(18,866)	(147,310,875)	(6,202,320)	(2,232,835)	(4,164,887)	(2,882,861)	(11,452,574)	—	(215,032)	(1,659,908,630)
Other payables and accruals	—	(23,000)	(23,000)	(23,000)	—	—	—	—	—	—	(23,000)	(23,000)

	(28,662)	(82,479,224)	(77,740,989)	(147,450,154)	(6,202,320)	(2,232,835)	(4,164,887)	(2,882,861)	(11,452,574)	(293,775)	(238,032)	(1,659,994,697)

NET ASSETS / (LIABILITIES)	(28,623)	14,500,347	4,391,123	107,138,734	5	7,080	56,530	(260)	(260)	269,672	9,817,676	(2,188,746)

EQUITY
Share Capital	(8)	(8)	(8)	(8)	(5)	(5)	(5)	(5)	(5)	(272,250)	(8)	(8)
(Retained profits) / Accumulated losses	28,631	(14,500,339)	(4,391,115)	(107,138,726)	—	(7,075)	(56,525)	265	265	2,578	(9,817,668)	2,188,754

	28,623	(14,500,347)	(4,391,123)	(107,138,734)	(5)	(7,080)	(56,530)	260	260	(269,672)	(9,817,676)	2,188,746

Sum of intercompany payables of subsidiaries holding investment securities	(334,830,619)

Appendix B

AMTD Digital Solutions Power Pte. Ltd.

Wholly-owned subsidiary of AMTD Digital Inc.

	Per Appendix A, A-19 & A-20 of response letter on May 20, 2021	Increase in fair value of bad subsidiaries as if the intercompany payables of bad subsidiaries holding investment securities were waived and deemed as capital contribution	Pro-forma 40% test

Cash and Cash items	266,085		266,085
AMTD Group Intercompany Receivables	302,490		302,490
Value of Good Subsidiaries	4,417,500,000		4,417,500,000
Value of Bad Subsidiaries	133,963,282	334,830,619	468,793,901
Operating Assets	108,854		108,854
Total Assets	4,552,140,711		4,886,971,330
A=Fair Value of Investment Securities	133,963,282		468,793,901
B=Adjusted Total Assets	4,551,572,136		4,886,402,755
A/B=	3%		10%
Investment securities greater than 40%?	No		No

Appendix C

AMTD Digital Inc. (Holding Company)

Per Appendix A, A-18 of response letter on May 20, 2021	Increase in fair value of bad subsidiaries and decrease
in bad intercompany receivables as if the
intercompany payables of bad subsidiaries holding
investment securities were waived and deemed as
		capital contribution	Pro-forma 40% test

Cash and Cash items	47,865		47,865
Good Intercompany Receivables	390,083,043		390,083,043
AMTD Group Intercompany Receivables	27,050,912		27,050,912
Bad Intercompany Receivables	367,914,120	(160,524,611)	207,389,509
Value of Good Subsidiaries	4,551,463,282	334,830,619	4,886,293,901
Operating Assets	387,635		387,635
Total Assets	5,336,946,857		5,511,252,865
A=Fair Value of Investment Securities	367,914,120		207,389,509
B=Adjusted Total Assets	5,309,848,080		5,484,154,088
A/B=	7%		4%
Investment securities greater than 40%?	No		No